Exhibit 99.1

CHINA MING YANG WIND POWER GROUP LIMITED

REPORTS FIRST QUARTER 2011 RESULTS

Total Comprehensive Income Increased 58.6% Year-over-year,

Gross Margin Increased to 26.0%, Order Backlog Increased 23.2% Year-over-year

ZHONGSHAN, CHINA, May 10, 2011 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Financial Highlights

•

Total wind turbine generators (“WTGs”) commissioned amounted to 198 units of 1.5 MW WTGs, equivalent to wind power projects with a total output of 297 MW, representing an increase of 54.7% over Q1 2010.

•	Total revenue was RMB1,397.3 million (US$213.4 million), representing an increase of 38.6% over Q1 2010.

•	Gross profit was RMB363.8 million (US$55.6 million), representing an increase of 76.0% over Q1 2010. Gross margin for the first quarter was 26.0% compared to 20.5% in Q1 2010.

•	Total comprehensive income for the period was RMB218.8 million (US$33.4 million), an increase of 58.6% over Q1 2010.

•	Basic (and diluted) earnings per ordinary share were RMB1.80 (US$0.27) compared to basic (and diluted) earnings per ordinary share of RMB1.37 for Q1 2010.

Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang commented, “I am very pleased to deliver another set of robust results. In the first quarter of 2011, we recognized revenue from 198 units of 1.5 MW WTGs, equivalent to wind power projects with a total output of 297 MW. Despite challenging pricing environment, our blended pricing remained relatively favorable.”

“Primarily due to a favorable mix of higher margin sales contract for WTGs commissioned during the quarter and in part to our continued strategic initiatives to reduce costs,” Mr. Zhang continued, “we saw our gross margin improve to 26.0% in the first quarter, a year-over-year and sequential increase of 5.5% and 3.7%, respectively. Our continued efforts to manage operating expenses also allowed us to maintain our operating expenses-to-revenue ratio (excluding share-based compensation) at 5.3%.”

Mr. Zhang concluded, “Looking ahead, we expect the wind power market in China to continue to enjoy strong growth, due in part to the government’s strong support and favorable policies. The unfortunate events at the Fukushima nuclear plant in Japan may also provide positive catalyst to the industry over the long term. With our emphasis on blending leading technology with in-house engineering knowhow, an innovative business model, focused growth strategies and our proven execution capabilities, and with over 2GW in signed contracts and another 1.8GW in bids awarded, we believe Ming Yang is well-placed to take advantage of opportunities, and to further expand its market position in the Chinese wind power industry.”

First Quarter 2011 Unaudited Financial Results

Total Revenue

Total revenue in the first quarter of 2011 was RMB1,397.3 million (US$213.4 million), representing an increase of 38.6% from RMB1,008.1 million in the corresponding period in 2010 and a decrease of 18.4% from RMB1,713.3 million in the fourth quarter of 2010. The change in revenue reflected the number of WTGs commissioned. The Company commissioned 198 units of 1.5 MW WTGs in the first quarter of 2011, compared to 128 units of 1.5 MW WTGs for the corresponding period in 2010 and 253 units of 1.5MW WTGs in the fourth quarter of 2010. The decrease in the units of WTGs commissioned sequentially is due to seasonality factors inherent in the wind power industry.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2011 was RMB363.8 million (US$55.6 million), representing an increase of 76.0% from RMB206.8 million for the corresponding period in 2010 and a decrease of 5.0% from RMB382.9 million in the fourth quarter of 2010, respectively. The sequential decline was primarily due to lower number of WTGs commissioned.

Gross margin improved to 26.0% in the first quarter of 2011, compared to 20.5% for the corresponding period in 2010 and 22.3% in the fourth quarter of 2010. The high gross margin was primarily due to a favorable mix of higher margin sales contracts for WTGs commissioned during the quarter and in part to our continued strategic initiatives to reduce costs. The Company notes that gross margin for the first quarter of 2011 is higher than expected gross profit margins for the remainder of the year.

Operating Expenses

Operating expenses as a percentage to revenue (excluding share-based compensation) for the quarter was 5.3%, compared to 6.1% in the fourth quarter of 2010 and 4.8% for the corresponding period of 2010. Operating expenses are defined as the sum of selling and distribution expenses, administrative expenses, and research and development expenses.

Selling and Distribution Expenses

Selling and distribution expenses were RMB37.6 million (US$5.7 million) for the first quarter of 2011, compared to RMB14.0 million for the corresponding period in 2010 and RMB64.5 million in the fourth quarter of 2010, representing an increase of 169.0% and a decrease of 41.8%, respectively. Selling and distribution expenses accounted for 2.7% of revenue, compared to 1.4% and 3.8% of revenues in the first and fourth quarter of 2010, respectively. The year-over-year increase was mainly due to share-based compensation expenses of RMB4.1 million (US$0.6 million) and an increase in transportation costs due to a higher number of WTGs shipped during the quarter. The sequential decrease was mainly due to a decrease in transportation costs due to a lower number of WTGs shipped compared to the fourth quarter of 2010.

Administrative Expenses

Administrative expenses were RMB54.2 million (US$8.3 million) for the first quarter of 2011, compared to RMB19.6 million for the corresponding period in 2010 and RMB60.2 million in the fourth quarter of 2010, representing an increase of 175.9% and a decrease of 10.0%, respectively. This increase was primarily due to RMB23.0 million (US$3.5 million) in shared-based compensation. Administrative expenses accounted for 3.9%, 3.5% and 1.9% of revenues for the first quarter of 2011, the fourth quarter of 2010 and the first quarter of 2010, respectively.

Research and Development Expenses

Research and development expenses were RMB15.9 million (US$2.4 million) for the first quarter of 2011, compared to RMB14.6 million for the corresponding period in 2010 and RMB13.6 million in the fourth quarter of 2010, representing increases of 9.0% and 16.7%, respectively. This increase was primarily due to early stage development expenses relating to the 2.5/3.0MW SCD wind turbine prototype during the period, intensive capital investment needed for the development phase of WTGs that can operate in extreme temperatures and at high altitudes and RMB6.6 million (US$1.0 million) in share-based compensation. Research and development expenses accounted for 1.1%, 0.8% and 1.4% of revenues for the first quarter of 2011, the fourth quarter of 2010 and the first quarter of 2010, respectively.

Net Finance Expense/Income

Net finance income was RMB8.8 million (US$1.3 million) for the first quarter of 2011, compared to a net finance expense of RMB14.1 million in the corresponding period in 2010 and RMB1.3 million in the fourth quarter of 2010. Interest income for the period increased significantly primarily due to interest from IPO proceeds received in October 2010.

Profit Before Taxation

Profit before taxation was RMB268.2 million (US$41.0 million) for the first quarter of 2011, compared to RMB146.8 million in the corresponding period in 2010 and RMB249.0 million in the fourth quarter of 2010, representing increases of 82.7% and 7.7%, respectively.

Income Tax Expense

Income tax expense was RMB 41.6 million (US$6.3 million) for the first quarter of 2011, compared to RMB8.8 million in the corresponding period in 2010 and RMB17.7 million in the fourth quarter of 2010, representing increases of 370.2% and 135.2%, respectively. The increase was primarily because we recognized certain unrecognized deferred tax assets in the 2010 periods.

Total Comprehensive Income for the Period and Earnings per Share

Total comprehensive income for the first quarter of 2011 was RMB218.8 million (US$33.4 million), compared to RMB138.0 million in the corresponding period in 2010 and RMB212.2 million for the fourth quarter of 2010, representing increases of 58.6% and 3.1%, respectively.

For the first quarter of 2011, basic and diluted earnings per ordinary share were RMB1.80 (US$0.27) compared to basic and diluted earnings per ordinary share of RMB1.37 for the corresponding period in 2010 and RMB1.83 for the fourth quarter of 2010.

Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2010 was RMB 2,072.2 million (US$316.5 million), down from RMB 2,486.0 million as of December 31, 2010 due to payment of trade payables notes and bills which became due during the quarter.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.5483 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on March 31, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate or at any other rate.

Business Update

Order Book Update

•

In the first quarter, Ming Yang entered into sale contracts for wind power projects with a total output of 372 MW, including 216 units of 1.5 MW WTGs and 16 units of 2.5/3.0MW SCD WTGs, and the Company’s order backlog amounted to 2,083.5 MW, consisting of 1,255 units of 1.5MW WTGs and 67 units of 2.5/3.0MW SCD WTGs. Cumulative signed orders since our inception amounted to 3,735 MW, consisting of 2,423 units of 1.5MW WTGs and 67 units of 2.5/3.0MW SCD WTGs, as of March 31, 2011. In addition, the number of orders awarded and pending contract signing amounted to 924 MW, including 583 units of WTG and 18 units of 2.5/3.0MW SCD WTGs, for the first quarter of 2011.

2.5/3.0MW SCD Small Batch Production

•	Commercial production has begun for our first batch of 2.5/3.0 MW SCD WTGs.

•	Commercial delivery of the first batch of 2.5/3.0 MW SCD WTGs is expected to begin before the end of the second quarter of 2011.

Business Outlook for Full Year 2011

For the full year of 2011, the Company targets to recognize revenue from WTGs equivalent to wind power projects with a total output of 2.3 to 2.4 GW. This outlook reflects our current and preliminary view based on current market and operating conditions, and may be subject to change, which may be material. Our ability to achieve this outlook is subject to significant risks. See Safe Habor Statement at the end of this press release.

Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRS. This preliminary financial information is not intended to fully comply with IFRS because it does not present all of the financial information and disclosures required by IFRS.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,”“strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Tuesday, May 10, at 8:00 a.m. Eastern Time (Tuesday, May 10 at 8:00 p.m. Beijing/Hong Kong Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 800 8652
International:	+1 617 614 2705
North China toll-free:	10 800 152 1490
South China toll-free:	10 800 130 0399
China toll free / Netcom:	10 800 852 1490
Hong Kong:	+852 3002 1672

Please ask to be connected to Q1 2011 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 888 286 8010
International:	+1 617 801 6888

The passcode for replay participants is 86202407. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: ir.mywind.com.cn

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Calvin Lau

Phone: + 86 760 2813 8898

Email: calvin.lau@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

New York Kristen Lewko Phone: + 1 212 453 2212 Email: hkg.mingyang@fleishman.com	Hong Kong Pamela Leung Phone: + 852 2530 0228 Email: mingyang@fleishman.com

China Ming Yang Wind Power Group Limited

Unaudited consolidated statements of comprehensive income

(Amounts expressed in thousands, except share and ADS data)

	For the Three Months Ended Mar 31, 2010	For the Three Months Ended Mar 31, 2011	For the Three Months Ended Mar 31, 2011
	RMB’000	RMB’000	USD’000
Revenue	1,008,074	1,397,260	213,378
Cost of sales	(801,316)	(1,033,438)	(157,818)

Gross profit	206,758	363,822	55,560
Other income	2,547	3,930	600
Selling and distribution expenses	(13,965)	(37,563)	(5,736)
Administrative expenses	(19,630)	(54,156)	(8,270)
Research and development expenses	(14,584)	(15,892)	(2,427)

Profit from operations	161,126	260,141	39,727
Finance income	1,614	17,291	2,641
Finance expense	(15,707)	(8,510)	(1,300)
Share of loss of associates, net of income expense	(230)	(706)	(108)

Profit before income tax expense	146,803	268,216	40,960
Income tax expense	(8,838)	(41,553)	(6,346)

Profit for the period	137,965	226,663	34,614

Other comprehensive loss
Foreign currency translation differences – foreign operations	—	(7,900)	(1,206)

Total comprehensive income for the period	137,965	218,763	33,408

Profit attributable to:
Shareholders of the Company	136,845	224,836	34,335
Non-controlling interest	1,120	1,827	279

	137,965	226,663	34,614

Total comprehensive income attributable to:
Shareholders of the Company	136,845	216,936	33,129
Non-controlling interest	1,120	1,827	279

	137,965	218,763	33,408

Basic and diluted earnings per share (1)	1.37	1.80	0.27

(1):	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average number of ordinary shares in issue during the relevant period.

China Ming Yang Wind Power Group Limited

Unaudited consolidated statements of financial position

(Amounts expressed in thousands)

	As of Dec 31, 2010	As of Mar 31, 2011	As of Mar 31, 2011
	RMB’000	RMB’000	USD’000
Assets
Non-current assets
Property, plant and equipment	351,312	370,420	56,567
Intangible assets	86,334	83,458	12,745
Lease prepayments	66,342	66,484	10,153
Investment in associates	41,362	40,656	6,209
Trade and other receivables	231,003	160,156	24,458
Prepayments	16,495	19,539	2,984
Deferred tax assets	77,366	73,165	11,173

Total non-current assets	870,214	813,878	124,289

Current assets
Inventories	1,895,205	1,296,127	197,933
Trade and other receivables	2,895,802	3,470,314	529,956
Prepayments	201,141	339,929	51,911
Other current assets	11,444	2,144	327
Pledged bank deposits	131,967	105,392	16,095
Cash and cash equivalents	2,485,972	2,072,222	316,452

Total current assets	7,621,531	7,286,128	1,112,674

Total assets	8,491,745	8,100,006	1,236,963

Equity
Issued share capital	850	850	130
Capital reserves	3,514,932	3,548,913	541,960
Translation reserves	(19,156)	(27,056)	(4,132)
(Accumulated losses)/retained earnings	(39,282)	185,554	28,336

Total equity attributable to Shareholders of the Company	3,457,344	3,708,261	566,294
Non-controlling interest	69,853	71,680	10,946

Total Equity	3,527,197	3,779,941	577,240

Liabilities
Non-current liabilities
Provisions	112,726	134,027	20,468
Trade payables	38,525	59,107	9,026
Deferred income	115,468	118,396	18,080

Total non-current liabilities	266,719	311,530	47,574

Current liabilities
Trade and other payables	3,632,542	2,894,037	441,952
Short-term bank loans	480,000	594,220	90,744
Income tax payable	43,506	74,797	11,422
Provisions	98,391	118,927	18,162
Deferred income	11,381	13,069	1,996
Deferred revenue	432,009	313,485	47,873

Total current liabilities	4,697,829	4,008,535	612,149
Total liabilities	4,964,548	4,320,065	659,723

Total equity and liabilities	8,491,745	8,100,006	1,236,963